FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	February	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated February 1, 2005 (“StarHub Launches BlackBerry 7100g Business Phone")	Page No 3

Document 1

February 1, 2005

FOR IMMEDIATE RELEASE

StarHub Launches BlackBerry 7100g Business Phone

Singapore and Waterloo, ON – StarHub and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the BlackBerry 7100g™ business phone in Singapore — delivering the power of BlackBerry® in the shape of a traditional mobile phone. Adding to its current range of BlackBerry products and services, the availability of the BlackBerry 7100g provides more choice for both existing and new users of BlackBerry from StarHub.

The BlackBerry 7100g from StarHub — a sleek and stylish business phone — is the first of its kind in Singapore. A breakthrough innovation that packs all the benefits of BlackBerry into a conventional ‘candy bar’ phone design, the BlackBerry 7100g combines a full featured quad-band mobile phone that includes Bluetooth® support and speakerphone with push-based wireless email, text messaging, web browser, organizer and data applications — all on a large and bright, high-resolution color screen. The typing experience is also exceptional thanks to RIM’s new keyboard technology called SureType™ that effectively converges a phone keypad and a QWERTY keyboard to fit elegantly within the size constraints of a traditional ‘candy bar’ phone design. The keyboard works in conjunction with a sophisticated, real-time software system that incorporates a large word database, linguistic intelligence and advanced learning capabilities to automatically interpret keystrokes and recognize words with a high degree of accuracy. Together with dedicated ‘Send’ and ‘End’ keys and a thumb operated track wheel for fast and convenient navigation, the BlackBerry 7100g with SureType provides users with an instinctively familiar look and feel and allows them to dial phone numbers and type messages quickly, accurately and comfortably.

“Since StarHub’s launch of the BlackBerry wireless solution in Singapore 20 months ago, it has become very popular, giving busy executives and individuals the edge in their work and personal lives with always-on access to emails and calendar,” said Mr. Chan Kin Hung, Head of Mobile Services, StarHub. “A mobile phone with advanced messaging capabilities, the BlackBerry 7100g is the perfect communications tool for people who want always-on email access but prefer to remain with a traditional mobile phone design. Now, customers can enjoy voice and data services on this all-in-one business phone which helps them to better manage their emails and calendar as well as to keep in touch with family and friends.” “The availability of the BlackBerry 7100g will give customers more choices in BlackBerry devices that best meet their mobile lifestyle needs and preferences,” added Mr. Chan. “The new BlackBerry 7100g delivers the powerful and proven BlackBerry experience in an exciting new design and the new SureType keyboard technology is an amazing innovation that will change the way people think about typing on mobile phones,” said Mark Guibert, Vice President of Corporate Marketing at Research In Motion. “By combining the look and feel of a traditional mobile phone with advanced email, data and Internet capabilities, the BlackBerry 7100g provides a very attractive alternative for customers looking to upgrade from their existing phone.”

— more —

The BlackBerry 7100g comes with a speakerphone, Bluetooth support, 32 MB flash memory, 4 MB SRAM, polyphonic ring tone support, and quad-band functionality which allows customers to stay connected with email, text messaging and phone calls on GSM networks worldwide*.

Those interested in placing an advance order can go to: www.starhub.com/pushmail or visit any StarHub Shop from today and enterprise customers can also call their Sales Hotline or Business Hotline for more details or to register their orders.

_________________

About StarHub

StarHub is a Singapore-based info-communications company providing a full range of information, communications and entertainment services over fixed, mobile and Internet platforms. StarHub operates a 3G mobile network in addition to its GSM network. It also operates its own nation-wide broadband network that delivers multi-channel cable TV, data, voice and Internet access. StarHub added Digital Cable to its cable TV offering in May 2004. StarHub was listed on SGX-ST in October 2004.

Driven by a passion for listening and providing what customers want, StarHub endeavours to bring affordable and premium quality services with innovative and useful features to all its customers. StarHub raises the level of competition in Singapore, challenging others as well as challenging itself, to constantly introduce new world-class services at competitive prices. This unwavering commitment will further strengthen Singapore’s position as a leading info-communication hub in the region. Visit StarHub at www.starhub.com for your communication needs.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, Research In Motion provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. Research In Motion technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. Research In Motion’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the Research In Motion Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, Research In Motion operates offices in North America, Europe and Asia Pacific. Research In Motion is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
StarHub Ltd
Cassie Fong
Corporate Communications
DID: (65) 6825 5188
Mobile: (65) 9101 2211
E-mail: cassie@starhub.com

Katie Lee
Research In Motion, Asia Pacific
(852) 6277 6841
kalee@rim.com

Courtney Flaherty
Brodeur Worldwide for RIM
1 (212) 771-3637
cflaherty@brodeur.com

Investor Contact:
Research In Motion Investor Relations
1 (519) 888-7465
investor_relations@rim.com

* Check with StarHub for roaming services.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry, SureType and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	February 1, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller